SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35402; File No. 812-15574

Antares Private Credit Fund and Antares Capital Credit Advisers LLC

November 27, 2024

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act")
for an exemption from sections 18(a)(2), 18(c), 18(i) and section 61(a) of the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end
investment companies that have elected to be regulated as business development companies to
issue multiple classes of shares with varying sales loads and asset-based distribution and/or
service fees.

Applicants: Antares Private Credit Fund and Antares Capital Credit Advisers LLC

Filing Dates: The application was filed on May 15, 2024, and amended on November 15, 2024.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless
the Commission orders a hearing. Interested persons may request a hearing on any application by
e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a
copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or
personally or by mail, if a physical address is listed for the relevant Applicant below.

Hearing requests should be received by the Commission by 5:30 p.m. on December 23, 2024,
and should be accompanied by proof of service on the Applicants, in the form of an affidavit or,
for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should
state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the

matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. The Applicants: Michael B. Levitt, Antares Capital LP, mike.levitt@antares.com; William J. Bielefeld, Esq., Dechert LLP, william.bielefeld@dechert.com; Nadeea Zakaria, Esq., Dechert LLP, nadeea.zakaria@dechert.com.

FOR FURTHER INFORMATION CONTACT: Christine Y. Greenlees, Senior Counsel, or Lisa Reid Ragen, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and condition, please refer to Applicants' first amended and restated application, dated November 15, 2024, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Vanessa A. Countryman,

Secretary.